# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AUDIOEYE INC, CIK 0001362190
CUSIP: 050734201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5210 E. Williams Circle, Suite 750, Tucson, Arizona (AZ), 85711
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001144204-19-008820
Filed by CIK 0001586216

## Reporting persons
- Bettis Carr: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 624,270; shared voting power 0; sole dispositive power 624,270; shared dispositive power 0; aggregate amount beneficially owned 624,270 (5.1% of the class)
  Comment: The 624,270 shares included under the rows captioned "5: Sole voting power," "7: Sole dispositive power" and "9: Aggregate amount beneficially owned by each reporting person" are comprised of (i) 405,625 shares of common stock held by Dr. Bettis; (ii) 200,045 shares of common stock held by CSB IV US Holdings LLC, an entity for which Dr. Bettis is deemed a beneficial owner; and (iii) 18,600 shares of common stock held by Carr Bettis IRA, an account for which Dr. Bettis is deemed the beneficial owner.
  
  The percent of class of 5.1% set forth in Row 11 is based on 12,178,130 shares of the issuer's common stock outstanding as of October 31, 2024, as disclosed in the issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- CSB IV US Holdings, LLC: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 200,045; shared voting power 0; sole dispositive power 200,045; shared dispositive power 0; aggregate amount beneficially owned 200,045 (1.6% of the class)
  Comment: The percent of class of 1.6% set forth in Row 11 is based on 12,178,130 shares of the issuer's common stock outstanding as of October 31, 2024, as disclosed in the issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

## Item 1. Issuer
Name of issuer: AUDIOEYE INC
Address of issuer's principal executive offices: 5210 E. Williams Circle, Suite 750, Tucson, AZ 85711

## Item 2. Person Filing
Name of person filing:
(i) Carr Bettis (including Carr Bettis IRA)

(ii) CSB IV US Holdings, LLC

The foregoing named persons are sometimes together referred to herein as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is c/o AudioEye, Inc., 5210 E. Williams Circle, Suite 750, Tucson, AZ 85711
Citizenship:
Carr Bettis - United States citizen
CSB IV US Holdings, LLC - limited liability company formed under the laws of the State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bettis Carr: /s/ Carr Bettis, Carr Bettis (02/12/2025)
- CSB IV US Holdings, LLC: /s/ Carr Bettis, Carr Bettis (02/12/2025)